U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 3

                                 OMB APPROVAL
                            OMB Number:  3235-0104
                         Expires:  September 30, 1998
               Estimated average burden hours per response:  0.5

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



 1.   Name and Address of Reporting Person*

      Last, First, Middle:  Bank of America National Trust and Savings Assoc.

      Street:  555 California Street


      City, State, Zip:  San Francisco, California  94104
 2.   Date of Event Requiring Statement (Month/Day/Year)
      10/3/96

 3.   IRS or Social Security Number of Reporting Person (Voluntary)
      94-1687665

 4.   Issuer Name and Ticker or Trading Symbol
      MK Rail Corporation; MKRL

 5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

      (     ) Director       (     ) 10% Owner
      (     ) Officer (give title below)       ( X ) Other (specify below)
      *See "Explanation of Responses", below.


 6.   If Amendment, Date of Original (Month/Day/Year)



 7.   Individual or Joint/Group Filing (Check Applicable Line)

      (  X  ) Form filed by One Reporting Person
      (     ) Form filed by More than One Reporting Person


* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).



                                Table I -- Non-Derivative Securities Beneficially Owned

          1. Title of Security                                2.  Amount of Securities    3. Ownership Form:  Direct
             (Instr. 4)                                           Beneficially Owned         (D) or Indirect (I)
                                                                  (Instr. 4)                 (Instr. 5)

  (1)     Common Stock, $.01 par value per share                                365,255              Direct



                                              Table I -- Continued
          1. Title of Security                                4. Nature of Indirect Beneficial Ownership
             (Instr. 4)                                          (Instr. 5)


  (1)     Common Stock, $.01 par value per share              N/A

   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                               Table II -- Derivative Securities Beneficially Owned
                          (e.g., puts, calls, warrants, options, convertible securities)

          1.  Title of Derivative        2. Date Exercisable         3.  Title and Amount of Securities
              Security                      and Expiration               Underlying Derivative Security
              (Instr. 4)                    Date                         (Instr. 4)
                                            (Month/Day/Year)
                                         Date          Expiration                              Amount or Number
                                         Exercisable   Date          Title                     of Shares


  (1)     N/A


                                             Table II -- Continued

          1.  Title of Derivative        4. Conversion      5. Ownership Form     6. Nature of Indirect
              Security                      or Exercise        of Derivative         Beneficial Ownership
              (Instr. 4)                    Price of           Security:             (Instr. 5)
                                            Derivative         Direct (D)
                                            Security           or Indirect (I)
                                                               (Instr. 5)

  (1)     N/A



Explanation of Responses:

*Bank of America NT&SA is bound by the terms of that certain Stockholders Agreement dated June 20, 1996 between the MK Rail Corporation and Morrison Knudsen corporation, as amended by the terms of that certain Amendment to Stockholders Agreement (collectively, the "Stockholders Agreement"). The Stockholders Agreement purports to bind other stockholders whose identities are not known by Bank of America NT&SA. As a result, Bank of America NT&SA may be a member of a "group" whose aggregate stockholdings is not known by Bank of America NT&SA. Nothing herein shall be deemed an admission that Bank of America NT&SA or its parent, BankAmerica Corporation, is a member of a "group" and in fact, Bank of America NT&SA and BAC expressly disclaim that they are a member of a group with any other party to the Stockholders Agreement.

/s/ Judith A. Boyle                  Oct. 14, 1996
**Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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